Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

Date: July 1, 2015

The following is a transcript of a conference call held on July 1, 2015 relating to the announcement of the proposed merger between The Chubb Corporation and ACE Limited.

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EDITED TRANSCRIPT
ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
EVENT DATE/TIME: JULY 01, 2015 / 12:30PM GMT
OVERVIEW:
ACE announced that Co. and The Chubb Corporation have unanimously approved a definitive agreement under which ACE will acquire Chubb. Under the agreement, Chubb shareholders will receive aggregate consideration valued at $124.13 per Chubb share in stock and cash or approx. $28.3b.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
CORPORATE PARTICIPANTS
Helen Wilson ACE Ltd - IR
Evan Greenberg ACE Ltd - Chairman & CEO
John Finnegan Chubb - Chairman, President & CEO
Phil Bancroft ACE Ltd - CFO
CONFERENCE CALL PARTICIPANTS
Cliff Gallant Nomura - Analyst
Jay Gelb Barclays Capital - Analyst
Ryan Tunis Credit Suisse - Analyst
Charles Sebaski BMO Capital Markets - Analyst
Paul Newsome Sandler O’Neill - Analyst
Meyer Shields KBW - Analyst
Thomas Mitchell Miller Tabak - Analyst
John Heagerty Atlantic Equities - Analyst
Josh Shanker Deutsche Bank - Analyst
Larry Greenberg Janney Capital Markets - Analyst
Jay Cohen BofA Merrill Lynch - Analyst
PRESENTATION
Operator
Welcome to the ACE-Chubb conference call. This call is being recorded.
(Operator Instructions)
Now for opening remarks and introductions, I’ll turn the call over to Helen Wilson, Investor Relations. Please, go ahead.
Helen Wilson - ACE Ltd - IR
Thank you. Good morning. This call is being webcast. A replay will be available on ACE’s website. Earlier today, we issued a news release announcing a definitive agreement under which ACE will acquire Chubb. A copy of the release and the slides we are presenting today are available in the Investor Relations sections of ACE’s and Chubb’s websites at ACEgroup.com and Chubb.com. At the conclusion of our prepared remarks, we will open the call for Q&A.
Before we begin to discuss the details of this transaction, I would like to remind everyone that during the call we will make forward-looking statements. Please refer to the cautionary statement regarding forward-looking statements and the description of where to find additional information and disclosures regarding participants and solicitations that are included in our press release issued this morning and on slides 2 and 3 in the accompanying investor presentation for additional details. Our speakers on today’s call are Evan Greenberg, Chairman and Chief Executive of ACE and John Finnegan, Chairman, President and Chief Executive of Chubb. Now, it’s my pleasure to turn the call over to Evan.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
Good morning. Thank you for joining us on such short notice. I am delighted, simply thrilled, to have the opportunity to share this historic moment with you, as we announce the joining together of two of the great companies in our industry. This is a combination occurring out of strength. We are both great on our own, but the complementary and compelling strategic nature of this combination is the opportunity to create so much more together. This is a growth story. Let me take a little time and describe the compelling rationale for bringing together ACE and Chubb, again, two world-class insurance companies.
I’m going to begin on slide 4. This kind of captures it all, with — in a very general fashion. This transaction simply advances our strategy in a meaningful way and represents an outstanding opportunity to create significant value for both ACE and Chubb shareholders, our companies and our policyholders. We are combining two great, high-quality underwriting companies to create a very well-balanced, broadly diversified, global leader in property and casualty insurance with greater earning power and substantial future value creation opportunities.
Our companies have complementary and exceptional strengths in product, distribution, customer segments and underwriting cultures. Where one of us is not present, the other is. Where one of us is strong, the other is even stronger. Add to that, the increased data and insight we will gain paired with our respective skills and experience, will drive profitable new growth opportunities in both developed and developing markets around the world. The combined Company will be so well-balanced with a greater presence and capabilities in product areas that have less exposure to the commercial P&C cycle.
In addition, we will have a substantially greater invested asset base that will benefit from an eventual rise in interest rates. ACE and Chubb have complementary cultures. We are both underwriting companies and share a passion and discipline for underwriting excellence, as well as outstanding client service. This underwriting passion and discipline have consistently produced world-class levels of profitability. We are confident we will only make each other better.
As we look more closely at the financial benefits of the combination, we expect to realize significant efficiencies in the shorter-term and greater revenue growth medium-term that will drive returns and create opportunities to invest in our business in terms of more technology, products, people, and geographic presence, further improving our competitive profile. Consistent with our track record and disciplined approach to M&A, this transaction creates significant value for shareholders. First, through immediate accretion to earnings and book value per share. Looking out, the transaction is projected to produce double-digit EPS accretion. It’s ROE accretive and will generate a double-digit ROI by year three. Additionally, the ROI will exceed the companies’ cost of capital by year two and tangible book value per share will return to its current level in three years.
Finally, with aggregate total shareholder equity of nearly $46 billion and assets of $150 billion, the balance sheet of the combined company will have exceptional size and strength. In a word, we will be so well-positioned to take advantage of both growth opportunities and significant efficiencies to deliver greater growth and earning power together than the sum of the two companies separately.
Let me now spend a few minutes reviewing the terms of the transaction. As you see on slide 5, under the agreement, Chubb shareholders will receive aggregate consideration valued at $124.13 per share in stock and cash or approximately $28.3 billion. This is the equivalent of $125.87 per Chubb share using ACE’s 20-day volume weighted average share price for the period ending June 30, 2015. Specifically, Chubb shareholders will receive an aggregate consideration mix of approximately 50% stock and 50% cash, which equates to $62.93 per share in cash and 0.6019 shares of ACE stock.
The consideration represents a 30% premium to Chubb’s closing price of $95.14 on June 30. On a pro forma, fully diluted basis, ACE shareholders will own 70% of the combined entity and Chubb shareholders will own 30%. We expect the transaction to close during the first quarter of 2016 following the receipt of customary regulatory and shareholder approvals. The combined organization will operate under the Chubb name, an acknowledgment of the distinctiveness and recognition of its brand particularly in the US. Our companies share a great mutual respect. We are both conservative in how we take and manage risk and how we manage our balance sheets.
Chubb has so many talented people who will be a great addition to the ACE family. I and my colleagues look forward to welcoming them and working with them. Upon completion of the transaction, I will serve as Chairman and CEO of the combined company. John Finnegan, Chubb’s
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Chairman, President and CEO will serve as Executive Vice Chairman for External Affairs of North America and will assist me with integration efforts.
I look forward to working with John. I also look forward to leading this new organization together with ACE’s current Executive management team and colleagues from Chubb.
Four Chubb Directors will join the ACE Board. The combined company will remain a Swiss company with principal offices in Zurich. Chubb’s headquarters in Warren, New Jersey will house a substantial portion of the headquarters functions for the combined companies’ North American division, as well as a number of our major businesses; while ACE will continue to maintain a significant presence in Philadelphia, where its current North American division headquarters is located.
As I mentioned earlier, we intend to finance the cash portion of the transaction through an aggregate cash consideration of $14.3 billion funded by cash on hand and new senior debt. The cash consideration is a combination of $9 billion of cash on hand between both companies and $5.3 billion of new long-term debt. Regarding the stock consideration, we will be issuing 137 million shares of ACE to Chubb shareholders with a fixed exchange ratio of 0.6019 ACE shares for each Chubb share based on ACE’s closing price yesterday of $101.68, which I consider cheap. This consideration represents approximately $13.9 billion. With that, I will now turn the call over to John.
John Finnegan - Chubb - Chairman, President & CEO
Thank you, Evan. You and your team have built a great company at ACE. We’re delighted to be partnering with you to create a new leader in the global commercial, specialty and personal P&C industry. We believe this transaction will deliver strong intermediate and longer-term value to Chubb shareholders. As Evan mentioned, Chubb shareholders will receive total consideration of $124.13 per Chubb share and cash and ACE stock, representing a 30% premium to Chubb’s closing stock price yesterday, June 30. Following the close, Chubb shareholders will own 30% of the combined company, giving them a meaningful stake in an even stronger global P&C leader.
When Evan and I first discussed the possibility of an ACE-Chubb combination, we both saw a lot of potential benefits. But as our discussion progressed, it became increasingly clear that the strategic fit, immediate value creation and superb prospects for the combined company would in fact be compelling. We have complementary capabilities, assets and geographic footprints; combined with a larger, stronger balance sheet, we will be even better positioned to compete and win in the market environment in which size, global reach and differentiated capabilities are increasingly key to long-term success.
At Chubb, we have great respect for ACE and its management team. I’m pleased and proud that ACE has recognized the strength of Chubb’s brand and the attributes of quality and service it represents and has chosen to adopt the Chubb name and brand for the combined company. ACE has also committed to add four of Chubb’s independent Directors to the Board of the new company. In conclusion, we are convinced that this is a compelling transaction for Chubb. Now, I will turn the call back over to Evan.
Evan Greenberg - ACE Ltd - Chairman & CEO
Thank you, John. Again, what makes this transaction exceptional is that it’s both strategically compelling and financially compelling because of the attractive shareholder returns. As outlined on slide 8, we expect the transaction will be immediately accretive to EPS and book value per share. By year three, the transaction will be accretive to EPS on a double-digit basis and will be accretive to ROE. It is anticipated that the ROI, again, will exceed ACE’s cost of capital within two years resulting in a double-digit return by year three. Tangible book value per share will return to its current level in three years.
We expect goodwill payback will be realized in approximately 5.5 years. Looking at further — at future value creation and savings, we expect to realize approximately $650 million of annual run rate expense savings by 2018. These savings will result from duplication in corporate overhead, functional areas and overlap in operations. We will improve the competitive profile of the combined enterprise. The company also expects to achieve meaningful growth that will result in substantial additional revenue. After all, this is the strategic purpose of the transaction.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Together, we will grow revenue and earnings more quickly than the sum of the two companies separately. We expect by year five earnings accretion will be balanced between revenue and expense-related synergies. The efficiencies created will provide greater flexibility for the company to invest in people, technology, product, distribution and geographic presence, again, ultimately enhancing the competitive profile of the company.
Slide 9 demonstrates how well our two companies fit together and how our complementary strengths will create a company with superior product offerings, many of which are less sensitive to the commercial P&C industry cycle. In the US, where Chubb has a major presence, the combination makes us a leading insurer of commercial business in the large corporate segment to the middle market with a broad variety of coverages. Chubb’s strong distribution relationships in the US, through independent agents, will complement our traditional strength in P&C brokerage.
Outside of the US, ACE is a premier global P&C insurer with a presence in 54 countries and a broad product, customer and distribution capability. Chubb is a more US-centric company with operations in 25 countries which will complement and significantly deepen ACE’s global presence and capabilities. Globally, depending on where we find opportunity, the combined company will serve commercial customers of all sizes from the largest corporations with complex multi-national exposures to the middle market and small commercial companies.
The company will have a significant and complementary presence in personal lines that serve the insurance needs of individuals and their families. In addition, the combined company will have a leading position in professional lines globally, as well as one of the largest excess and surplus lines in specialty product portfolios in the industry.
Let me give you simply a glimmer through three simple anecdotal examples of how our strengths complement each other. First, Chubb will enhance ACE’s product and underwriting expertise in the upper middle market. Secondly, ACE will provide more products, particularly specialty, to serve middle market clients. Third, together our strengths will enable the combined entity to pursue both the small and micro markets around the world.
Importantly, another reason for this — this combination is so attractive is our shared commitment to underwriting profitability and superior financial performance. As you can see on the chart on slide 10, both of our companies’ combined ratio has exceeded our global and North American peer set over the past 10 years. This is a testament to a common, relentless, disciplined approach to underwriting standards. Complementing sustained long-term underwriting profit, the combined company will also benefit from a substantially larger fixed income-oriented invested asset base, as interest rates rise.
As I said, ACE and Chubb together will create a global P&C leader with highly complementary business lines, distribution channels, customer segments and underwriting culture. As you can see on slide 11, the combined organization will have a number of leadership positions in the industry. It will be the number one global P&C insurance company by P&C underwriting income, the number two US publicly traded P&C insurer and the fourth largest global insurer by book value and operating income.
I mentioned this briefly before, but together we will become the second-largest commercial lines insurer in the US and the leader in high net worth personal lines coverages. ACE is deeply committed to and has a great track record building and managing businesses in Asia and Latin America. Together, our presence will be further enhanced in these fast-growing developing markets where together, our companies write $7 billion in total premium.
Slide 12 is a great visual depiction and provides a breakdown of the increased size and breadth of our product offerings and how each organization will contribute to the combined companies’ business segment. As I said, the combined company will have a broad product offering for commercial customers of all sizes. This includes professional lines such as: D&O and professional liability; risk management; all forms of excess and primary casualty; workers comp; property; marine; aviation; and energy.
In commercial lines, Chubb has a larger US professional lines and surety business, contributing 62% to the combined companies’ net premiums. While ACE has a greater international presence, contributing nearly 75% of net premiums. Otherwise, the contributions for commercial lines are quite balanced. On the personal insurance side, you can see Chubb’s much larger contribution in US high net worth with nearly 70% of the combined companies’ net premiums. On the other side of the coin, the combined companies’ personal lines business internationally as well as our global A&H and life areas benefit primarily from contributions from ACE.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Together, the combined company will be substantial in size and strength by any measure, as outlined on slide 13. For example, as of December 31, 2014, on an aggregate basis, gross premiums exceeded $37 billion and operating income exceeded $5 billion. The combined company had cash and invested asset investments of approximately $107 billion and total assets of approximately $150 billion.
Slide 14 provides another way to look at the combined companies’ extensive diversification by both geographic presence and business line. I happen to like that slide a lot. But turning to slide 15, we have always emphasized the importance of maintaining a conservative and flexible capital structure. As a combined company, on a pro forma basis, at 12/31/15, shareholder equity would be nearly $44 billion with total capital of about $57 billion. In terms of leverage, the combined company will have a pro forma debt-to-capital ratio of 20%, which we expect to decrease over time.
In summary, this transaction offers a highly compelling story for our combined shareholder base as well as the clients we serve and our distribution partners across the globe. At ACE, we have a clear long-term strategy that we have patiently pursued both organically and through acquisitions. We have built with determination a presence and capability to produce sustained long-term growth and peer-leading shareholder returns. We are first and foremost builders. Insurance is a long-term business. We are patient. Consummating this transaction will certainly accelerate our growth and earning power.
We have been good stewards of shareholder capital through the years, as the slide on the last page demonstrates. Through industry cycles and major risk-related events, ACE has performed at a consistently high level including good book value per share growth and strong operating ROEs. It’s a track record that stands up well over any reasonable period of time on both an absolute and relative basis.
Upon closing of this transaction, we will have created a global P&C industry leader with superior product, customer and distribution channel capabilities, greater growth in earning power and substantial opportunities for value creation. I am very enthusiastic, in fact, beyond words about the benefits that this transaction will bring ACE and Chubb and all of our stakeholders. Thank you again for your time today. I will now turn the call back over to Helen.
Helen Wilson - ACE Ltd - IR
Thank you. At this point, we’ll be happy to take your questions.
QUESTIONS AND ANSWERS
Operator
(Operator Instructions)
Cliff Gallant, Nomura.
Cliff Gallant - Nomura - Analyst
Congratulations. It’s quite a deal, very compelling. I was wondering, when you think about just the management of such a large organization, could you compare the management structure of ACE to that of Chubb? Organizationally, what kind of changes do think you’re going to have to make to the Chubb organization? Then, secondarily below that, what have you done to identify key people at Chubb that you need to keep? How do you incentivize them to stay?
Evan Greenberg - ACE Ltd - Chairman & CEO
Sure. First of all, there is nothing more important to John and me than retaining the best across the two organizations. This combination is going to create more opportunity because of the growth potential for the good people across both organizations. We know who our good people are.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
We have a lot of respect and a lot of regard for them. We are a meritocracy. We reward performance. All those great performers, we will motivate and retain them to the team. The management structures of both companies are a bit different but they make sense for each organization. While we are making plans for integration, it’s premature to discuss exactly how the organization will look. But it will follow - I can tell you that the organization structure will follow common sense strengths of each company.
Cliff Gallant - Nomura - Analyst
Okay. When I think of both companies - you don’t sell cookie-cutter products. There’s always a specialty aspect to both companies. It’s always been a strength of the franchise. But when you get - can you get to a point where you are so big that you lose some of that strength? I would think there might be opportunities for niche players to try to nip at your heels a bit. Maybe one off, that’s not a big deal, but collectively it could be meaningful.
Evan Greenberg - ACE Ltd - Chairman & CEO
You know what? That will always happen. When ACE was - 10 years ago, when I could manage ACE from line of sight; one hand you could ensure underwriting excellence in a very deliberate, clear fashion. As ACE got bigger, I’ve hear that question over and over and over again. How do you manage - I mean we’ve talked about it for years. How do you - as the organization will grow on a global basis, how do continue to manage underwriting excellence and quality excellence across all of your business lines, across the globe?
I think we have demonstrated that we have the management talent. We have the organizational structure in how we organize ourselves. We behave like a small company though we are large. We have the ability in terms of the flow of information in all the checks and balances that we have. You know what? Chubb has the same thing. As we put this together, I’m not worried about that part. When you get at the part of people nipping at our heels, well, this is a competitive market. It is a market-oriented economy. If you are good and you have capabilities and you’re compelling in the marketplace, then have at it.
We always welcome competition. I’m not concerned about that. But when you look at the combination here, in products, even that we overlap in, there are so many areas - like, take professional lines. ACE is great at the upper middle market and the large account. Chubb in particular at the middle market and into the upper middle. So it’s complimentary to us. When you look at it on an international basis, you find the same thing. That’s just one small example. Frankly, we are just going to cover more of the marketplace landscape together. We’re going to be nimble. We’re going to be efficient. We are going to be entrepreneurial. We’re going to maintain that hallmark of ACE.
Cliff Gallant - Nomura - Analyst
Impressive. Congratulations. Thank you.
Evan Greenberg - ACE Ltd - Chairman & CEO
Thank you very much.
Operator
Jay Gelb, Barclays.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Jay Gelb - Barclays Capital - Analyst
Congratulations on the deal. First, I just want to see if we could get your perspective on what the initial dilution the tangible book value per share is?
Phil Bancroft - ACE Ltd - CFO
Bear with me, Jay. I will be right with you.
Evan Greenberg - ACE Ltd - Chairman & CEO
Jay, we’ll get that for you in a minute.
Jay Gelb - Barclays Capital - Analyst
Okay. Thanks. Then one of the things I wanted to touch base on and I’m sure we will see this in the proxy. Can you tell us a bit about the - how the transaction came about? Was this ACE approaching Chubb? Was Chubb shocked at all?
Evan Greenberg - ACE Ltd - Chairman & CEO
Well, these things happen when the moment is right for both. We approached them a few weeks ago. We put the deal together rapidly but thoughtfully. Because it made so much sense to both sides for all our constituents.
Jay Gelb - Barclays Capital - Analyst
Okay. Then, if you could give us a bit more insight on the potential revenue synergies? Why you feel those would come about in the combination?
Evan Greenberg - ACE Ltd - Chairman & CEO
Oh, yes. ACE, when I look at it - I’m going to give you a little broader vision of this. When I look at the combination where it is so compelling to me about - it’s about complementary strengths that will drive that. I look at Chubb in the United States, such a great middle market company with a large agency distribution. It’s selling traditional middle market product and some specialties. ACE has been building a retail middle market specialty presence. We’ll combine that with Chubb’s middle market. We will put so much more product that ACE has broadly across the organization through that distribution to those Chubb customers that we can add more product offering; that we can add to the agents who have within their portfolios more product to serve customers that they have today.
On another side of the coin, ACE is good in the large account and upper middle market. We are very good. But some of our product offerings aren’t as broad as they could be. Chubb’s capabilities will add to that. Just think commercial auto and workers comp, where ACE is not great and present in that. That will benefit us. When I look across the globe, but including the United States, we’ve been endeavoring in the small commercial and micro business, both on a wholesale and a retail basis. Chubb, itself, has been contemplating that. Together, we will drive into those markets on a global basis in a very meaningful way between ourselves.
When I look at some of the overlap in businesses, particularly - and I’d said this earlier. If you take professional lines or some of the other businesses - we actually - we overlap but we don’t overlap that much. We’re both extremely present in the area but one is more dominant or more present in the larger end and the other more present in the smaller end. That will be complementary to us. I think that gives you a few examples.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Jay Gelb - Barclays Capital - Analyst
It does. Thank you, Evan. Phil, I don’t know if you have that -
Phil Bancroft - ACE Ltd - CFO
I do. That dilution is about 29%. Initially, we expect that to recover to the same level in about three years.
Evan Greenberg - ACE Ltd - Chairman & CEO
In three years.
Jay Gelb - Barclays Capital - Analyst
When you have a chance, if you could give us the components of that. That would be helpful.
Phil Bancroft - ACE Ltd - CFO
Okay.
Evan Greenberg - ACE Ltd - Chairman & CEO
Sure.
Operator
Ryan Tunis, Credit Suisse.
Ryan Tunis - Credit Suisse - Analyst
My first question is just on the pro forma tax rate of the combined entity. Should we be thinking about the Chubb earnings as tax-affected at what we’re used to modeling for ACE?
John Finnegan - Chubb - Chairman, President & CEO
No. I would expect you to use the rate that you would have used for Chubb. We don’t see any significant change in our tax rate.
Ryan Tunis - Credit Suisse - Analyst
So no tax efficiencies from the Chubb deal despite the fact you’re keeping the same jurisdiction for domicile?
John Finnegan - Chubb - Chairman, President & CEO
That’s right. Maybe some around the margin -
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
Around the margin, nothing material.
Ryan Tunis - Credit Suisse - Analyst
Then I guess just thinking about the Fireman’s Fund deal. One thing I think that’s sort of interesting about this one, is you guys have spent the better part of the last few years trying to build a competitor to Chubb. I guess, are you more confident now than you have been that you can’t really build an agency juggernaut in personal lines to compete with Chubb there in high net worth personal lines?
Evan Greenberg - ACE Ltd - Chairman & CEO
Of course not. Are you kidding me? We have built a good personal lines business and a good business in the high net worth that’s a dynamic open area within the personal lines marketplace. I think ACE did a great job with it. We’ve been building. I think the combination of the two will be compelling.
Ryan Tunis - Credit Suisse - Analyst
Understood.
Evan Greenberg - ACE Ltd - Chairman & CEO
A lot of compatibilities. It will be in efficiencies.
Ryan Tunis - Credit Suisse - Analyst
Got you.
Evan Greenberg - ACE Ltd - Chairman & CEO
We’ve been good competitors.
Ryan Tunis - Credit Suisse - Analyst
I guess the last one is just - any early reaction to the Chubb reserves? Was there any contemplation of recovery built into their - in your valuation for Chubb?
Evan Greenberg - ACE Ltd - Chairman & CEO
Would you say that again?
John Finnegan - Chubb - Chairman, President & CEO
The answer is no.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Ryan Tunis - Credit Suisse - Analyst
No? Okay. That’s all for me, thanks.
Operator
Charles Sebaski, BMO Capital Markets.
Charles Sebaski - BMO Capital Markets - Analyst
Just, I have a question on the high net worth personal business. I know, Evan, after the Fireman’s Fund, you talked about the growth potential for you guys in the US in that space. Now with the combination of Chubb and its market-leading position, what’s the growth potential in that space given the now - scale of the combined entity?
Evan Greenberg - ACE Ltd - Chairman & CEO
Good question. We sized that marketplace as in excess of $40 billion or more. There are lots of companies that are serving the high net worth space from: Allstate - you saw them talking about it in the paper the other day, to State Farm, to ACE and Chubb and AIG and a whole plethora of players. I see tremendous opportunity. I mean, you see what we are combined, about $5 billion. I see tremendous growth opportunity in that area.
Charles Sebaski - BMO Capital Markets - Analyst
Excellent. Then on the cost saves on the future $650 million that you identified, is this just standard fixed cost overlap? Or anything in particular on where that might be coming from?
Evan Greenberg - ACE Ltd - Chairman & CEO
On the cost overlap, look, it comes from - we have redundancies in so many functional areas, everything is two by two, both domestically and internationally. Understand, that this transaction - the first compelling nature of it is not the cost efficiencies. It’s the growth opportunities that we see. But at the same time, we see a great opportunity to improve our competitive profile, while at the same time preserving and coveting the cultures and the franchised strengths that make each company great. But the simple fact is, there is tremendous redundancy between the two across functional areas, across corporate overhead areas and within structures - statutory structures. So we’re going to create an elegant organization over time.
Charles Sebaski - BMO Capital Markets - Analyst
Then finally I guess, just regard to the debt and the financial leverage. I know the pro forma is a bit higher than either company was running solo. Do you think this organization just will have the opportunity to run a bit higher debt leverage? Or do you think it comes back down over time just conceptually? We’d appreciate any thoughts.
Evan Greenberg - ACE Ltd - Chairman & CEO
When you look at the - I’m going to let Phil answer it. But when you look at the cash generation and earning power generation of this company and think about that flexibility -
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Phil Bancroft - ACE Ltd - CFO
Even at the outset, we’re well within the range that will be targeted for our ratings level. So we’re not concerned about the leverage. As Evan says, we would expect it to drop over time.
Charles Sebaski - BMO Capital Markets - Analyst
Thank you very much for the answers.
Operator
Paul Newsome, Sandler O’Neill.
Paul Newsome - Sandler O’Neill - Analyst
Congratulations on the deal. Quite amazing. I wanted to ask - some of the assumptions with respect to accretion of the deal or just the success of the deal. Are - any of those underlying assumptions dependent on a particular market environment for the industry? Or - you’ve already mentioned interest rates. But if you could kind of go through your thoughts as to what the sensitivity we should look at for how well this all works out in the end depending upon what happens with pricing and things of that nature?
Evan Greenberg - ACE Ltd - Chairman & CEO
Hey, Paul, you’ve known me a long time. I am a realist. I hardly make strategy and plans based on what I wish things would be. We face reality and what it is. We all know where the marketplace is today. We understand the surplus capital, the amount of capital that is sloshing around. We understand the moderate economic to low economic growth in the world, the kind of interest rate environment we’re in.
We understand the shape of the balance sheets of the industry. We understand what drives cycles. So we face reality. I can guarantee you, as we looked at the few years out of this thing and looking out a prolonged period. We looked out, one, two, three, four, five years. You don’t do something like this - it’s not a bolt-on where you’re looking at it for a year or two. But we’re realists, as we looked at it. Our assumptions were based all around that.
Paul Newsome - Sandler O’Neill - Analyst
Well, that’s fantastic. Could you - what do think of as the current cost of ACE’s capital at the moment?
Evan Greenberg - ACE Ltd - Chairman & CEO
I think of it as roughly 8.5%.
Paul Newsome - Sandler O’Neill - Analyst
Okay. Congratulations on the deal. I think you got a great price for Chubb.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
Hey, thanks a lot.
Operator
Meyer Shields, KBW.
Meyer Shields - KBW - Analyst
Evan, you mentioned a couple times that this will enhance your competitive positioning. I think that’s clearly true, but I was wondering whether there are specific expectations in terms of pricing that this allows? In other words, can you maintain your current returns at pricing 2% below where you are now? Or 5%? Or something like that?
Evan Greenberg - ACE Ltd - Chairman & CEO
Meyer, I didn’t think of it that way. It’s a far messier marketplace than that. It all varies by line of business and by geography. The one thing you know, we will not allow premium underwriting to destroy book value. So we will always underwrite to an underwriting profit. One of the things I want to tell you that I think a lot about, the combined data of both organizations along with the skills and experience in complementary areas - you just imagine it.
If we manage this right, over a period of time, it’s going to give us so much more insight into risk and into dissecting risk into more granular cohorts. Given our skills and insights of underwriters, the ability to use those insights - to use that data. Then with the distribution power of the two and the geographic presence of them - well, there you go. That’s the way to think about it. It’s a fool’s game to think about, well, I have this - maybe I’ve got another 0.5 point or 1 point because I took out some expense and that will - that’s a fool’s game.
Meyer Shields - KBW - Analyst
Okay. No, that’s helpful. That makes sense. Does the much larger investment portfolio allow for any change in allocation by class?
Evan Greenberg - ACE Ltd - Chairman & CEO
It’s premature to say that. But as you can imagine as we put the two portfolios together and given the construct of ACE as Chubb comes in, our corporate structure, et cetera and where assets and capital are located, there will be a thoughtful view on allocation of the invested asset. As you know, we are both conservative in how we manage it. We take - we both have operated under a philosophy that we take a lot of risk on the liability side of the balance sheet. We are levered on the liability side. So therefore, it’s both policyholder and shareholder money we’re investing. We will do that - we’ll continue to do that in a conservative way.
Meyer Shields - KBW - Analyst
Okay, perfect. Thanks so much.
Evan Greenberg - ACE Ltd - Chairman & CEO
You’re welcome.
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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Operator
Thomas Mitchell, Miller Tabak.
Thomas Mitchell - Miller Tabak - Analyst
First of all, I know it’s a little early to think about it, but is there any reason to think that you would continue share repurchases after the closing of the deal given the amount of debt you are taking on?
Phil Bancroft - ACE Ltd - CFO
We don’t expect to for some time. We’ll manage the capital as it emerges. But as I said, we all believe that the combined companies will generate a significant amount of capital. We’ll manage it over time. But for the near-term, we don’t see any buybacks.
Evan Greenberg - ACE Ltd - Chairman & CEO
You know what? It is premature. We will -- you said that right. We will update you following the close.
Thomas Mitchell - Miller Tabak - Analyst
Okay. Thank you.
Evan Greenberg - ACE Ltd - Chairman & CEO
You’re welcome.
Operator
John Heagerty, Atlantic Equities.
John Heagerty - Atlantic Equities - Analyst
Just on slide 6, you have got some statements on deck, you think cash on hand is $9 million. I was wondering where that’s coming from because when I looked at the combined balance sheet, I get about $1 billion worth of cash on hand. So I was wondering if some of that’s undrawn debt commitments.
Phil Bancroft - ACE Ltd - CFO
It’s not literally cash. It’s undeployed capital in both of the companies. So right -- while we have our undeployed capital invested in our investment portfolio, it’s available to use for acquisitions or buybacks or whatever.
John Heagerty - Atlantic Equities - Analyst
Okay.

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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
You can’t see it but we’re telling -- we know where it is.
John Heagerty - Atlantic Equities - Analyst
Thanks. The cost of debt you are expecting for the $5.3 billion?
Phil Bancroft - ACE Ltd - CFO
In the 3.5% range.
John Heagerty - Atlantic Equities - Analyst
Thanks. Then last one, just on the ROE accretion -- So, the EPS accretion you’re talking -- pointing to in that year three. Wondering what number you’re using for that because I look at consensus on Bloomberg, there’s only one number up there. Or if it’s only one analyst providing a number?
Evan Greenberg - ACE Ltd - Chairman & CEO
Yes. We’re not providing that number.
John Heagerty - Atlantic Equities - Analyst
So --
Evan Greenberg - ACE Ltd - Chairman & CEO
So, you’ll figure it out. We gave you what we’re going to give you. We told you it will be ROE accretive, but we’re not putting a number.
John Heagerty - Atlantic Equities - Analyst
But how about EPS accretion side?
Evan Greenberg - ACE Ltd - Chairman & CEO
We’re not giving you the number. We’ve given you what we --
John Heagerty - Atlantic Equities - Analyst
You did give us double-digits but we still don’t have a starting point, do we?

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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
Well, you’ll figure that out, won’t you. That is up to you. We’ve given you what we’re going to give you. No arguments here, John. You have another question?
John Heagerty - Atlantic Equities - Analyst
No. That’s all. Thanks.
Evan Greenberg - ACE Ltd - Chairman & CEO
You’re welcome.
Operator
Josh Shanker, Deutsche Bank.
Josh Shanker - Deutsche Bank - Analyst
Congratulations on a landmark deal. I was curious looking through Chubb’s financial statements to some extent -- you said you’ve been working on this for a couple of weeks but you’re very confident about the cost savings. Can you talk about the process you went through on identifying the cost savings? How much is going to occur in the underwriting part of the business versus corporate expenses and whatnot? Do you have any granularity there?
Evan Greenberg - ACE Ltd - Chairman & CEO
No, Josh, we’ve given as much as we are going to give on that. But what you can imagine is, this isn’t our first time going around this. We are quite experienced at M&A. We understand how to do analysis in this regard. We have experienced people in doing that. We have a very good process both pre-acquisition, during acquisition transition and post-acquisition. We are quite thoughtful in how we imagine all this. That’s as far as I’m going to go now on that subject.
Josh Shanker - Deutsche Bank - Analyst
No, that is fine. Legally, are there any things going to be to think about in the Swiss domicile given the proportion of business in the United States? Or the changing of the name? Are there any considerations that we should be aware of?
Evan Greenberg - ACE Ltd - Chairman & CEO
No, there’s not. There’s nothing -- it will be status quo.
Josh Shanker - Deutsche Bank - Analyst
Okay. Thank you very much.

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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Evan Greenberg - ACE Ltd - Chairman & CEO
You’re welcome.
Operator
Larry Greenberg, Janney Capital.
Larry Greenberg - Janney Capital Markets - Analyst
Congratulations to both organizations. Clearly, you both believe that the time is right to combine given where each of your respective organizations are in their life cycles. I’m just wondering if you could put the timing of this deal in context in terms of property casualty industry structure today. Is there something about the industry today that makes this a more compelling transaction than perhaps it would have been 5 years ago or 10 years ago?
Evan Greenberg - ACE Ltd - Chairman & CEO
Yes. That’s a good question. I think there is, to me. The industry -- the world is more globalized than it was a decade ago. That is simply a trend that is going to continue. When you look at financial markets, how they’ve globalized. Technology and what it does to allow knowledge and people and data to move around the world so rapidly. When you look at what technology has done in so many industries and is doing in ours to give an opportunity to create insights, new businesses, different exposures and an ability to manage and have a competitive advantage with the insights around all of that.
When you look at the value particularly because of the way the world is moving online of brands and the meaning of brands and how they are created and how they are recognized. To me, those are just a few examples of, we’re not in the same world today that we were a decade ago. The playbook you use today is not the same one that you would have used precisely then. We’re in a world of low growth. We’re in a world of low inflation. We’re in a world where economic realities of countries are interconnected to each other. I think that is a world that we’re going to be in for quite some time. I think that’s a reality that we need to face. I think all of that is part of the backdrop, in my own thinking, when I think about the compelling, strategic nature of this transaction.
Larry Greenberg - Janney Capital Markets - Analyst
Thank you.
Evan Greenberg - ACE Ltd - Chairman & CEO
You’re welcome.
Helen Wilson - ACE Ltd - IR
Okay, operator, we’ll take questions from one more person, please.
Operator
Jay Cohen, Bank of America Merrill Lynch.

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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
Jay Cohen - BofA Merrill Lynch - Analyst
Yes, a couple of questions. I guess, one is will the Chubb business be available to be seeded through ABR rate?
Evan Greenberg - ACE Ltd - Chairman & CEO
Oh, I don’t -- well, yes, is the answer in the general term. But I have to be honest, I’ve hardly thought about that.
Jay Cohen - BofA Merrill Lynch - Analyst
Okay. I guess a question for John Finnegan. The question came up about where we are in the cycle, but the question for you really is, why now for Chubb? Was there anything particular that caused you to sell to ACE?
John Finnegan - Chubb - Chairman, President & CEO
No. I think that the answer is that after discussion, Evan’s proposal made a lot of sense. We worked hard at it. We came up with what we thought was a compelling transaction. We weren’t driven by timing in particular. I think, as Evan says, there are some more reasons today that you might want to do a merger of this type than maybe five years ago. But we weren’t out shopping it, this was a proposal that came to us. We thought it was a very good one. So it was driven more by the nature of the proposal, the nature of the company we’re merging with and the economics of the deal and the strategy going forward.
Jay Cohen - BofA Merrill Lynch - Analyst
Got it. Thanks for the answer. Good luck with everything.
John Finnegan - Chubb - Chairman, President & CEO
Thanks a lot, Jay.
Helen Wilson - ACE Ltd - IR
Thank you everyone for joining us this morning. Thank you. Good day.
Operator
Ladies and gentlemen, this does conclude your conference for today. We do thank you for your participation.

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JULY 01, 2015 / 12:30PM, ACE - ACE Ltd and Chubb Corp Joint Conference Call to Discuss the Definitive Agreement of ACE Ltd Acquiring Chubb Corp
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Chubb by ACE, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of ACE and Chubb. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where ACE and Chubb do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which ACE and Chubb operate; judicial or regulatory judgments and legal proceedings; ACE’s ability to complete the acquisition and integration of Chubb successfully; and other factors that may affect future results of ACE and Chubb.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in ACE’s 2014 Annual Report on Form 10-K and Chubb’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, ACE will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of ACE and Chubb, and a Prospectus of ACE, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving ACE and Chubb will be submitted to ACE and Chubb shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ACE AND CHUBB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about ACE and Chubb, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ACE Limited, 17 Woodbourne Avenue, Hamilton, HM08, Bermuda, Attention: Investor Relations, 441-299-9283,or to The Chubb Corporation, 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061, Attention: Investor Relations, 908-903-2365.

PARTICIPANTS IN THE SOLICITATION

ACE, Chubb, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ACE’s directors and executive officers is available in ACE’s proxy statement for its 2015 Annual General Meeting of Shareholders filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information regarding Chubb’s directors and executive officers is available in Chubb’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.